February 13, 2025

Thomas W. Farley
Chief Executive Officer
Bullish
10A Building A, 60 Nexus Way
Camana Bay, George Town
Grand Cayman, Cayman Islands, KY1-9005

       Re: Bullish
           Draft Registration Statement on Form F-1
           Submitted January 17, 2025
           CIK No. 0001872195
Dear Thomas W. Farley:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted January 17, 2025
General

1. We note your statements throughout regarding the applicability of PRC law to your
       Hong Kong Subsidiaries and the discussion under Enforceability of Civil Liability in
       Hong Kong. Please disclose how you concluded that the laws and regulations of the
       PRC do not apply and disclose the basis of the discussion on page 209. To the extent you have relied on an opinion of local counsel in either regard, disclose this, name counsel, and have counsel file its consent to be named. To the extent you have not relied on an opinion of local counsel in either regard, disclose this and revise the risk factors as appropriate.
 February 13, 2025
Page 2

Cover Page

2. In your Explanatory Note you disclose that you omit financial statements as of and for the year ended December 31, 2021 and as of and for the the six months ended June
       30, 2024 and 2023 because you reasonably believe that they will not be required to be included in your Form F-1 at the time of your contemplated offering. In your next submission, please revise your disclosure and assessment about your reasonable expectations based on when you intend to publicly file your registration statement. In this regard, we note that the audited financial statements in your submission are older than 12 months and you do not provide the exhibit stipulated in Instruction 2 to Item
       8.A.4 of Form 20-F. Refer to Compliance and Disclosure Interpretations Question
       101.05 on Securities Act Forms for guidance on financial information that may be omitted from draft registration statements for registrants that are not Emerging
       Growth Companies.
Frequently Used Terms, page 1

3. Please revise your definition of "China or the PRC" to include Hong Kong and Macau and clarify that the "legal and operational" risks associated with operating in China also apply to your operations in Hong Kong. You may clarify that "China or the PRC"
       does not include Hong Kong or Macau when you are referencing specific laws and regulations adopted by the PRC.
Summary
Our Service Offerings, page 10

4. Please summarize how you earn revenues from each of the offerings discussed.
5. Please reconcile your disclosure on pages 10 and 118 that you "executed over $330 million in total futures trading volume in 2024" with your disclosure on pages 15 and
       123 that your perpetual futures trading business "has grown to an average daily volume of more than $330 million since launch in December 2023."
Summary of Risk Factors, page 17

6. Please summarize in the second to last bullet point the risks of doing business in Hong
       Kong described on pages 98-104.
Risk Factors, page 24

7. Please add a risk factor describing the risks of speculation in the digital asset markets, including the risk that the perception of a more favorable regulatory environment may result in increased speculative activity. We note your disclosure on page 11 regarding the substantial rise in ADV in the fourth quarter of 2024.
Our ownership and operation of CoinDesk, page 27

8. Refer to the fourth paragraph. Please disclose whether you have created information barriers or other policies or procedures to ensure compliance with securities laws relating to material non-public information.
 February 13, 2025
Page 3
9. Refer to the last paragraph. Please describe the policies and procedures to limit and mitigate conflicts of interest. To the extent a policy or procedure is not yet in effect, disclose the time frame for implementation.
Fluctuations in interest rates could negatively impact us, page 32

10. To the extent material, please quantify the amount of outstanding indebtedness subject to variable interest rates.
We face significant customer concentration risk, page 33

11. Please place these risks in context by quantifying the number of customers and percentage of trading volume or revenue, as applicable, attributable to the significant customers discussed.
We are exposed to risks relating to the availability of capital, page 34

12. Refer to the second paragraph. To the extent material, please quantify the minimum capital requirements by jurisdiction.
The redemption risk and regulatory risk associated with stablecoins, page 60

13. Please place redemption risk in context by describing depegging events involving
       USDC and USDT and the underlying reserve policies for each of USDC, USDT, and
       PYUSD.
Our failure to obtain required regulatory licenses or approvals, page 68

14. Refer to the third paragraph. Please describe the policies and procedures you have implemented to limit the availability of your products and services in the U.S. and other jurisdictions where you have not received licenses or approvals. Also discuss the risk that these policies and procedures may not be effective.
Business
Overview, page 116

15. Refer to the first bullet point. Please disclose the total global spot trading volume in dollars for the peer set of exchanges in 2024 and, if available, the total global spot trading volume across all exchanges. Similarly revise the summary disclosure on page
       8.
Growth Strategy, page 123

16. Please briefly describe your expansion plans in the U.S., including the potential scope of operations, regulatory capital requirements, and anticipated time frame to enter the
       U.S. market.
Bullish Exchange
Trading Technology and Services, page 126

17.    Please substantiate that Bullish Exchange   s largest BTC and ETH
markets feature
       lower total slippage and better consistency of order book depth.
18. Refer to the carryover bullet point on pages 126-27. Please clarify for which spot markets AMMI orders and third-party market makers provide liquidity. February 13, 2025
Page 4

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 142

19. Please revise your first bullet to disclose your IFRS net loss of $4,246 million in 2022.
Liquidity and Capital Resources
Cash Flows
Cash Flows (Used in) / Provided by Operating Activities, page 159

20. Please tell us whether the repayments of loans that resulted in increased digital asset inventories and financial assets in 2023 are cash or non-cash transactions. If non-cash, revise your disclosure to discuss the cash drivers of your operating activities.
Certain Relationships and Related Party Transactions
Loan Agreement with SPV KY Limited, page 181

21. Regarding the loan with SPV KY Limited, please disclose the aggregate amount, the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, and the interest rate. Similarly revise the first full risk factor on page 29. Additionally, file the amended agreement as an exhibit. Underwriting, page 194

22. Please quantify here and on page 20 the number of shares subject to lock-up agreements. Also revise the first full paragraph on page 196 to briefly describe the factors the underwriters may consider in determining to release securities subject to the lock-up agreements.
Consolidated Statements of Cash Flows, page F-8

23.    We note your inclusion of the (increase)/decrease in digital assets held
- financial
       assets in the operating activities section of your cash flow statements. Please tell us more about your basis for this presentation that references the authoritative accounting literature you relied upon including your consideration for classification within investing activities.
24.    We note your inclusion of the decrease/(increase) in digital assets held
- loan
       receivable in the operating activities section of your cash flow statements. Please tell us more about your basis for this this presentation that references the authoritative accounting literature you relied upon.
Notes to the Consolidated Financial Statements
Note 2: Summary of principal accounting policies
2.4 Revenue recognition
AMMI Trades - Purchase of digital assets by the AMMI from customers, page F-17

25. You disclose that remeasurement of the transaction price of purchases by the AMMI from customers is included within the "Change of fair value of digital assets and other revenue" under the "Change in fair value of digital assets held, net" in the consolidated statement of profit and loss. As the components of the "Change in fair value of digital assets held, net" disclosed in Note 8 on page F-38 does not include a
       "Change of fair value of digital assets and other revenue" line item, please revise your
 February 13, 2025
Page 5

       disclosure in these notes to clarify where this change in fair value is reflected in your financial statements and related notes.
Perpetual contracts transaction, page F-18

26. You disclose that you provide a service to match or fulfill customers' orders to trade perpetuals. You also disclose that these contracts are regarded as principal transactions and, in Note 2.12 that these contracts are derivatives. Please provide us an analysis supporting your accounting and presentation for these contracts and, where appropriate, reference for us the authoritative literature you rely upon to support your accounting. In your response:
           Specifically tell us why you present this activity net on the face of your statements of profit or loss and other comprehensive income as you indicate that these are principal transactions.
           Tell us whether you are a party to the perpetual contracts you trade. In other words, tell us whether you write the derivatives or whether they are exchange traded or over-the-counter contracts that you purchase from others to then resell.
2.8 Digital assets held - loan receivable, page F-19

27. Please revise to disclose the general terms of your fiat and digital asset loans. With regard to your digital asset loans, please disclose:
           Whether any restrictions exist on the borrower's ability to use the lent digital assets;
           Whether your loans have fixed or open-ended maturities;
           Whether the interest/lending fee component is fixed or variable; Whether you have a call option or the borrower has a put option;
           The frequency of interest/lending fee payments; and Whether the loan and interest/lending fees must be paid in the same digital asset
           lent or whether it can be settled in some other digital asset or fiat.
28. We note that you loan both fiat and digital assets and that in Note 7 on page F-37 you record "Income from digital assets lending" as an other revenue. Please revise your disclosure to clarify where you record fiat loans receivable on your balance sheets and interest income on these loans in your statements of profit or loss and other comprehensive income. Separately tell us the amount of your fiat loans for each balance sheet presented in your filing and the amounts of interest income recorded during each period presented in your filing.
2.22 Current and deferred taxation, page F-28

29. In the first full paragraph on page F-29 you disclose that you recognize a provision for uncertain matters considered probable that there will be a further outflow of funds to a tax authority. Please tell us how your policy complies with the provisions of IFRIC
       23.9 through 23.12 and, if so, revise your policy note to reframe the disclosure regarding the probable acceptance of the tax treatment by the taxation authority and, if so, how you measure the amount of the provision or benefit.
 February 13, 2025
Page 6

Note 5: Digital assets sales, page F-35

30. We note your disclosure of revenues by each major customer on page F-36. Please confirm to us that Customer 1 and Customer 2 in the table for 2022 are the same as
       Customer 1 and Customer 2, respectively, in the table for 2023. If not, revise your disclosure to identify which, if any, of the customers are the same across periods as important information might be gleaned from volume changes over the years for individual major customers.
Note 13. Digital assets held
(a) Digital assets held - Inventories, page F-41

31. Please tell us why the amounts identified as disposals in this rollfoward of $72,763 million in 2022 and $115,529 million in 2023 do not agree with amounts depicted in
       Note 6 for the cost of digital assets derecognized; either the total costs or the costs identified as "On the Exchange." Provide us a detailed reconciliation of these amounts.
32. Please tell us why the net repayment of digital asset loan receivables depicted in the rollforward for 2023 of $132.5 million does not agree with the net amounts presented in the rollforward in Note 13(b) for digital asset loan receivables repaid, net of $122.2 million less the $2.8 million of interest. Provide us a detailed reconciliation of these amounts.
(b) Digital assets held - Loan Receivables, page F-41

33. Please revise your disclosure to provide quantitative information about the gross carrying amount of your loans by credit risk rating grades as stipulated in IFRS
       7.35M, IFRS 7.B8I and IFRS 7.B8J. Otherwise, please tell us why this disclosure is not warranted.
Note 23: Borrowings from shareholders, page F-50

34. Please provide us an analysis of your accounting for your loan facility with Block.one upon initial draw, at amendment on December 12, 2023 and going forward. Reference for us the specific authoritative literature you rely upon to support your accounting. In your response, at a minimum, please address the following:
           Provide us a summary of the significant terms, specifically explaining the mechanics for draw-downs and repayments in the various U.S. dollar, bitcoin and
           USDC components.
           Clarify whether the $396.7 million attributed to the 9,600 bitcoin borrowed is the fair value on the date of borrowing, the December 31, 2023 balance sheet date, or some other date.
           As you indicate that the loan is denominated in U.S. dollars, tell us the impact of price changes on the 9,600 bitcoin borrowed.
           Specifically identify for us the features of the borrowing that you identify as embedded derivatives.
           Explain why these embedded derivatives are not separated from the host borrowing and why the entire instrument is measured at fair value through profit
 February 13, 2025
Page 7

           and loss.
             Explain how the $74 million equity contribution at issuance was determined and why it is recorded in equity.
             Explain why there apparently is no profit or loss impact of the borrowing in 2023.
           In this regard, it appears from Note 27(f) that there was no change in fair value of the borrowings from issuance through December 31, 2023.
Note 24: Digital assets loan payable, page F-51

35. Please revise your filing to provide a policy note that discloses how you account for borrowings denominated in digital assets.
Note 27: Financial risk management
(a) Credit risk, page F-52

36. On page F-53 you disclose that your loans receivables (both fiat and digital asset loans) are collateralized by fiat and digital assets in the borrowers' spot account, that you monitor collateral values daily and that potential credit risk exposure is further mitigated by the guarantees obtained from the borrower or the borrower's parent company. On page F-54 you disclose that the allowance for expected credit losses was inconsequential during 2023 and 2022 given that the digital asset loan was protected by 100% maintenance margin levels, short margin call recovery period or guarantees from the parent company of the borrower. Please address the following for all loans
       (i.e., both credit line facility and margin lending services loans):
           As the discussion of your allowance for expected credit losses is limited to digital asset loans, revise your disclosure to also discuss the allowance on fiat loans.
           Revise your disclosure here or in your credit risk disclosures beginning on page
            163 to disclose the typical level of collateral required for your loans as a percentage of the loan amount and the range of the collateral requirement during each period and as of each balance sheet date presented in your financial statements.
           Revise your disclosure here or in your credit risk disclosures beginning on page
            163 to disclose the typical level of decline in collateral level triggering both 48-
            hour and 24-hour margin calls as well as the range of these triggering levels during each period and as of each balance sheet date presented in your financial statements.
           Revise your disclosure here or in your credit risk disclosures beginning on page
            163 to disclose the maximum aggregate amount of under-collateralization and the carrying amount of the related fiat and digital asset loans at such point in time during each period presented. This aggregate amount should not be offset by loans in an over-collateralized position at that point in time. Also, discuss how often loans were in an under-collateralized position during each period presented. To the extent material, separately disclose this information for digital asset loans and fiat loans.
 February 13, 2025
Page 8
Note 34: Commitments and contingencies, page F-71

37. We note your unconditionally cancellable loan commitments. Please tell us how you considered these commitments in your estimate of expected credit losses under IFRS
      9. In your response, please clarify whether the loans underlying these commitments have collateral and guarantee provisions similar to those on your outstanding loans. If so, explain to us what happens if the borrower does not have sufficient collateral at the time of commitment loan origination.

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Erin E. Martin